Exhibit 21.1
SUBSIDIARIES OF QUOTIENT TECHNOLOGY INC.

Name of Subsidiary	State Or Other Jurisdiction of Incorporation or Organization
Crisp Media, Inc.	Delaware
Elevaate Limited	United Kingdom
MLW Squared, Inc.	Delaware
Quotient Technology India Private Limited	India
Quotient Technology Limited	United Kingdom
Savingstar, Inc.	Delaware
Shopmium S.A.	France
Ubimo, Inc.	New York
Ubimo Limited	Israel